Vincent J. McGill Partner	Direct Dial: (212) 561-3604 Email: VMcGill@EVW.com

December 21, 2012

Susan Block, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

     Re:  Air Industries Group, Inc.
Amendment No. 2 to Registration Statement on
Form 10
Filed November 30, 2012
File No. 000-29245

Dear Ms. Block:

On behalf of our client, Air Industries Group, Inc. (the “Registrant”), I am submitting this letter in response to the Staff’s letter of comment dated December 14, 2012, to Amendment No. 2 to the Registrant’s Form 10 filed on November 30, 2012.

Our responses below have been numbered to correspond to the Staff’s comments.  Amendment No. 4 to the Registrant’s Form 10 (the “Amendment”) which responds to the Staff’s comments has been filed contemporaneously with this letter.

 General

1. We note your response to our prior comment 2 and reissue the comment. Please refer to the Jumpstart Our Business Startups Act, Frequently Asked Questions, Question Number 54, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm#q42.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

• Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

• State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  In accordance with the Staff’s guidance we have determined that the Registrant is an Emerging growth Company.  We have added a section captioned the “Implications of Being an Emerging Growth Company” on page 3 of Amendment No. 4, additional risk factors under the subheading “Risks Relating to Our Common Stock and our Status as a Public Company” and as part of the MD&A under the heading “Critical Accounting Policies” in response to this comment.

Description of Business, page 1

Our Market, page 4

2. We note your response to our prior comment 8. Please explain to us the basis for your stated belief on page 4 that you “are the largest supplier of flight critical parts to Sikorsky’s Black Hawk helicopter.”

Response:  We have revised the disclosure to state that the Company is a supplier of flight critical parts to Sikorsky’s Black Hawk helicopter.

Risk Factors, page 8

3. We note your response to our prior comment 13. It appears you have not deleted the statement “[t]he risks provided below may not be all the risks we face,” as you indicate in your response to us. Please remove this statement.

Response: We have deleted the sentence referred to in this comment from Amendment No. 4.

Management’s Discussion and Analysis, page 15

4. The revisions made in response to our previous comment 16 do not fully satisfy the requirements of Item 303 (a) (3) of Regulation S-K and Instructions 1 – 3 of the Instructions to paragraph 303 (a). For example, with regard to increased net sales in AIM, you cite increased orders from existing customers, approximately 1/3 of which relate to the A-380 parts, but do not explain the facts and circumstances surrounding the other 2/3 of the volume increase. In your explanation of the increase in net sales at WMI, you provide no explanation of the facts and circumstances leading to the increase in sales to existing customers. Further, you have not expanded your discussion of the 2010 $1.1 million inventory revaluation adjustment, nor have you expanded your explanation of SG&A at all. Please further revise your discussion of results of operations for all periods presented to more fully and completely describe the facts and circumstances surrounding each and every material change.

Response:  Additional disclosures have been added throughout the discussion in the Management’s Discussion and Analysis to provide greater detail as to the causes of the fluctuations in the various financial metrics.  In particular the Registrant has responded to the specific questions raised in the Staff’s letter.

5. In this regard, we particularly note that you do not specify the extent to which quarterly sales increases are attributable to price increases and/or to volume increases. Please also specifically explain the decrease in the pretax income of Welding Metallurgy as a percentage of revenue during the three month period ended September 30, 2012.

Response: The items referred to in this comment have been addressed.

Recent Acquisition and Recapitalization, page 16

6. Refer to our previous comment 18. Please revise the discussion of the acquisition throughout your filing for consistency. This disclosure should state the acquisition date, target, total consideration, components thereof including valuation of shares issued as well as any post-acquisition date adjustments, amount of and date(s) cash paid, and notes payable issued, if any. The discussion of the acquisition should be complete and consistent throughout the filing.

Response:  The disclosure of the acquisition has been expanded to provide additional detail and where possible has been made consistent.

Recent Sales of Unregistered Securities, page 37

7. We note your response to our prior comment 22. Please provide the consideration received for each transaction. As to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K. Examples include the January 5, 2010 issuance and the last two transactions listed in this section.

Response:  We have revised the disclosures in this section in response to this comment.

Air Industries Group, Inc.
Financial Statements for the Year Ended December 31, 2011

Independent Auditor’s Report, page F-52

8. Reference is made to the second paragraph of the report. We note that your accountants state that they conducted their audits in accordance with “the auditing standards of” the Public Company Accounting Oversight Board (United States).” Auditing Standard No. 1 of the PCAOB requires that reference be made to the conduct of the audit in accordance with “the standards of” the Public Company Accounting Oversight Board (United States). Refer to the Illustrative Report included in the Appendix to the above referenced auditing standard for guidance.

The auditor’s report should be revised to comply with the language in the illustrative report. The language in the final paragraph of the review report on page F-31 should be similarly revised. If revision of this language is not considered to be appropriate, please explain the reasons for this conclusion.

Response:  The auditor’s report has been revised to conform to the language in the illustrative report and the language in the final paragraph of the review report on page F-31 was similarly revised.

Nassau Tool Works, Inc.
Financial Statements for the Year Ended December 31, 2011

Independent Auditor’s Report, page F-52

9. We note the opinion provided for the audit for the fiscal year ended December 31, 2011 and the review report provided for the fiscal year ended December 31, 2010 contain a scope exception for the Edison VIE. Please either provide audited financial statements that contain the results of the VIE or request a waiver from the Office of the Chief Accountant for such a scope exception.

Response:  The Registrant has requested a waiver from the Office of the Chief Accountant and for the reasons stated in the waiver request, believes that the financial statements presented, that is those of Nassau Tool Works absent the impact of the VIE, Edison, are appropriate.:

Pro Forma Statements of Operations for the Year ended December 31, 2011 and the Nine-Month Period Ended September 31, 2012, page F-80

10. Your tabular presentation on page F-82 identifies the adjustments in Provision for Income Taxes as related to footnote d, while the actual footnote that appears to relate to the Provision appears to be footnote l. Please revise or advise, as appropriate.

Response:   The typographical error has been corrected.

11. Refer to our previous comment 36. Please tell us whether the conversion of the Junior Subordinated Notes was required as a result of the transaction, or permitted as a result of the transaction. Please also tell us whether the sale of shares and the acquisition of NTW were contingent upon each other. We may have further comment on your response.

Response:  In connection with the private placement of the Registrant’s common stock, the subscribers were presented with the same Subscription Agreement whether they were offering to pay cash or convert their Junior Subordinate Notes.  The Subscription Agreement required as a condition to the sale of common stock for cash and conversion of the Notes that the acquisition of the assets of Nassau Tool Works be completed and that at least 750,000 shares of common stock be sold for cash.  The Agreement did not require conversion of any specific portion of the Junior Subordinated Notes as a condition to closing either the acquisition or sale of common stock.

In determining to reflect the conversion of the Junior Subordinated Notes in the Pro Forma financials, the Registrant considered that in reality, none of the transactions, that is, the acquisition, the sale of common stock and the conversion of the Notes, would have been consummated absent the others.  Further, in discussing the transactions with prospective investors and its bank, the Registrant emphasized that it would seek to obtain the conversion of a large portion of the Junior Subordinated Notes to reduce the drain on the Registrant’s cash flow.  Though the Registrant and the bank did not negotiate as to a specific portion of the Notes to be converted as a condition to the modification of the Registrant’s credit line, the bank closely followed the transactions and considered the amount of Notes converted prior to agreeing to modify the Registrant’s credit line.   The Registrant further considered the fact that the conversion of the Junior Subordinated Notes was outside the ordinary course of business, would have a material impact on its financial performance, was completed the same day as the acquisition and was conceived as part of an overall plan to change alter the Company’s operational and financial profile in determining to reflect it in the Pro Forma financial statements.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Sincerely, /s/ Vincent J. McGill Vincent J. McGill

cc:           Amy Geddes
John Dana Brown
Margery Reich